NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements

March 31, 2009

(Expressed in United States Dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD.

Interim Consolidated Balance Sheets

(Expressed in United States dollars)

	March 31, 2009 (unaudited)	December 31, 2008

Assets

Current assets:
Cash and cash equivalents	$29,893,868	$40,655,348
Short-term investments (note 3)	245,857	290,969
Accounts receivable and prepaids (note 4)	990,081	1,841,612
Inventory	781,467	207,290
	31,911,273	42,995,219

Property, plant and equipment (note 5)	55,631,041	43,394,916
	$87,542,314	$86,390,135

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$6,573,190	$10,312,079
	6,573,190	10,312,079

Deferred credit (note 6)	25,000,000	25,000,000
Advances by minority interest (note 6)	19,045,187	13,530,955

Shareholders’ equity:
Share capital (note 7)	240,421,472	240,421,472
Contributed surplus	12,873,887	12,484,114
Deficit	(216,371,422)	(215,358,485)
	36,923,937	37,547,101
	$87,542,314	$86,390,135

Adoption of new accounting standards (note 2)

Commitments (note 9)

See accompanying notes to interim consolidated financial statements

Approved on behalf of the Board:

“ R. Stuart Angus”	Director	“Robert J. Gayton”	Director
R. Stuart Angus		Robert J. Gayton

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Other Comprehensive Loss

Unaudited

(Expressed in United States dollars)

	Three months ended March 31
	2009	2008

Operating costs and expenses:
Depreciation and amortization	$1,195	$2,051
General and administrative	958,747	1,327,912

Loss from operations	(959,942)	(1,329,963)

Royalty income	38,141	-
Foreign exchange loss	(60,082)	-
Interest income	14,058	209,057
Impairment of short-term investment (note 3)	(45,112)	-

Loss from continuing operations	(1,012,937)	(1,120,906)

Loss from discontinued operations (note 8)	-	(1,502,481)

Loss for the period	(1,012,937)	(2,623,387)

Other comprehensive loss	-	(394,039)

Comprehensive loss	$(1,012,937)	$(3,017,426)

Weighted average number of common shares outstanding	128,289,322	127,878,003
Basic and diluted loss per share from continuing operations	$(0.01)	$(0.01)
Basic and diluted loss per share from discontinued operations	-	(0.01)
Basic and diluted loss per share	$(0.01)	$(0.02)

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

Unaudited

(Expressed in United States dollars)

	Three months ended March 31
	2009	2008

Cash provided by (used for):

Operations:
Loss from continuing operations	$(1,012,937)	$(1,120,906)
Items not involving the use of cash
Depreciation and amortization	1,195	2,051
Stock based compensation	358,819	531,427
Impairment of short-term investment	45,112	-
Changes in non-cash operating capital:
Accounts receivable and prepaids	(43,725)	58,754
Inventories	-	32,609
Accounts payable and accrued liabilities	(101,840)	362,007
	(753,376)	(134,058)

Investments:
Proceeds on reduction of Bisha property interest	-	25,000,000
Expenditures on property, plant and equipment	(11,992,135)	(2,768,605)
Changes in non-cash working capital related to investing activities	(3,315,969)	-
	(15,308,104)	22,231,395

Financing:
Advances by minority interest	5,300,000	-
Issuance of shares, net of issue costs	-	25,517
	5,300,000	25,517

Increase (decrease) in cash and cash equivalents from continuing operations	(10,761,480)	22,122,854

Increase (decrease) in cash and cash equivalents from discontinued operations (note 8)	-	(2,943,103)

Increase (decrease) in cash and cash equivalents	(10,761,480)	19,179,751

Cash and cash equivalents, beginning of period	40,655,348	20,461,990

Cash and cash equivalents, end of period	$29,893,868	$39,641,741

Non-cash investing and financing transactions
Reclassification of contributed surplus to
share capital upon exercise of shares	-	14,648
Amortization capitalized to property, plant and equipment	55,793	31,321
Stock based compensation capitalized to
property, plant and equipment	30,954	-
Interest capitalized to property, plant and equipment	214,232	-

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Shareholders’ Equity

Unaudited

(Expressed in United States dollars)

	Number of shares	Share capital (note 7)	Contributed surplus	Accumulated other comprehensive income	Deficit

December 31, 2007	127,864,322	$239,997,257	$10,544,616	$(230,244)	$(209,672,274)

Exercise of options	15,000	25,517	-	-	-

Transfer to share capital on exercise of options	-	14,648	(14,648)	-	-

Stock based compensation	-	-	531,427	-	-

Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(394,039)	-
					-
Loss for the three months	-	-	-	-	(2,623,387)

March 31, 2008	127,879,322	240,037,422	11,061,395	(624,283)	(212,295,661)

Exercise of options	120,000	21,333	-	-	-

Shares for debt	290,000	362,717	-	-	-

Stock based compensation	-	-	1,422,719	-	-

Impairment of available-for- sale investments (net of tax)	-	-	-	2,438,264	-

Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(1,823,692)	-

Realized loss on available-for- sale investments (net of tax)	-	-	-	9,711	-

Loss for the nine months	-	-	-	-	(3,062,824)

December 31, 2008	128,289,322	240,421,472	12,484,114	-	(215,358,485)

Stock based compensation	-	-	389,773	-	-

Unrealized loss on available-for-sale investments (net of tax)	-	-	-	(45,112)	-

Impairment loss on available-for-sale investments (net of tax) (note 3)				45,112

Loss for the three months	-	-	-	-	(1,012,937)

March 31, 2009	128,289,382	$240,421,472	$12,873,887	$-	$(216,371,422)

See accompanying notes to interim consolidated financial statements

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2009

1.	Nature of business and basis of presentation:
Nevsun Resources Ltd. and its subsidiaries (collectively, “Nevsun” or the “Company”) are in the mineral property exploration and development business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are entirely dependent upon the availability of necessary financing to complete the exploration and development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  Completion of the Company’s Bisha mine is dependent on the Company obtaining project finance.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

Other than the adoption of new accounting standards described in note 2, the same accounting policies are used in the preparation of these interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for the fair presentation in accordance with Canadian generally accepted accounting principles of the results for the interim periods presented.

2.	Adoption of new accounting standards:
(a)

On January 1, 2009 the Company adopted Section 3064, Goodwill and Intangible Assets issued by the Canadian Institute of Chartered Accountants (“CICA”). This standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Section 3064 requires the expensing of start-up costs unless those costs satisfy specific capitalization criteria.  Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” was withdrawn.  Section 3064 is effective for annual or interim periods beginning on or after January 1, 2009.  The adoption of this Standard had no material impact on the Company’s financial statements.

(b) Accounting standards issued for adoption in future periods:

The CICA adopted International Financial Reporting Standards for implementation on January 1, 2011. Management is evaluating the impact of adopting these new standards on the Company’s financial position and results of operations.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2009

3.	Short-term investments:

Short-term investments are composed of 8,860,000 shares (December 31, 2008 – 8,860,000 shares) in PMI Gold Corporation.  The Company determined that as of March 31, 2009 the decline in value of short-term investments of $45,112 was other-than-temporary and was charged to income.

4.	Accounts receivable and prepaids:
		March 31, 2009	December 31, 2008
	Advances to Vendors	$314,247	$1,235,436
	VAT Receivable	208,047	170,395
	Other	467,787	435,781
		$990,081	$1,841,612

5.	Property, plant and equipment:

March 31, 2009		December 31, 2008

Mineral properties	$507,800	$507,800
Construction-in-progress	53,718,295	41,666,869
Plant and equipment at cost less accumulated
amortization of $790,917 (2008 - $733,929)	1,404,946	1,220,247

	$55,631,041	$43,394,916

The Company’s mineral properties are located in western Eritrea, a country located in the northeast part of Africa. The properties consist of a 94.5 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-copper-zinc Bisha project was granted in 2008 for an initial period of 20 years. The Eritrean state participation in the Bisha project is described below in note 6.

Development of the Bisha mine commenced in early 2008 and is scheduled for production in Q3 2010. Upon production, Nevsun’s interest in the Bisha mine is subject to a 1.5% net smelter return royalty in favour of an arms-length third party.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2009

6.	Advances by minority interest and deferred credit:

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine, currently estimated to be in Q3 2010.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.  The provisional payment has been recorded as a deferred credit on the balance sheet.

As of March 31, 2009 ENAMCO had advanced $18,435,000 (2008 - $nil) to the Bisha project as part of its requirement to provide one third of owners’ financing contributions, recorded as advances by minority interest on the balance sheet, and has earned $610,187 in interest on those advances, which was capitalized to construction-in-progress.

These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations before any dividends may be paid.  The interest and advances are not callable and are without fixed terms of repayment.

7.	Share capital:
	(a)	Authorized:
250,000,000 common shares without par value.
	(b)	Stock options

The Company’s stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  The Company has been authorized by its shareholders to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted since January 1, 2003 using the Black-Scholes model. No options were issued in the first quarter of 2009.  All stock based compensation expense for Q1 2009 arises from options issued in Q3 2008 and was calculated using the following weighted average assumptions:  expected life of option 5 years, stock price volatility 51%, no dividend yield, and a risk-free interest rate yield of 3%. The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2009

7.	Share capital (continued):
(b) Stock options (continued):

The period ended March 31, 2009 included $389,773 in stock based compensation costs, $358,819 (2008 - $531,427) of which were included in general and administrative expenses, with the remaining $30,954 (2008 – nil) capitalized to property, plant and equipment.

Stock-based compensation values recorded as follows:

	Number of options	Weighted average exercise price (CDN$)
Outstanding, December 31, 2008	6,822,500	$2.21
Expired	(710,000)	4.79
Outstanding, March 31, 2009	6,112,500	$1.91

Type	Number of options	Range of exercise price (CDN$)	Average remaining life in years
Vested (exercisable)	837,500	$1.72	1.6 years
Vested (exercisable)	1,880,000	$2.00 to $2.36	2.4 years
Vested (exercisable)	945,000	$3.07 to $3.10	2.6 years
Vested (exercisable)	1,217,500	1.35	4.4 years
Un-vested	20,000	$0.65	4.6 years
Un-vested	1,212,500	$1.35	4.4 years
Total	6,112,500		3.1 years

The weighted average price of options exercisable at the end of the period was Cdn $2.05.
(c)	Warrants:
As of March 31, 2009 there were warrants to purchase 5,000,000 common shares at Cdn $4.00 per share outstanding, expiring October 31, 2009.
(d)	Shares reserved for issuance (fully diluted):
Number of shares
Issued and outstanding at March 31, 2009	128,289,322
Reserved for options (note 7(b))	6,112,500
Reserved for warrants (note 7(c))	5,000,000
Shares reserved for issuance (fully diluted) at March 31, 2009	139,401,822

8.	Discontinued operations and assets held for sale:

During Q3 2007 the Company placed its Tabakoto mine in Mali onto care and maintenance and engaged an agent to seek a buyer for the Mali assets. The results of the Company’s Mali operations were segregated and disclosed separately.

NEVSUN RESOURCES LTD.

Notes to Interim Consolidated Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three month period ended March 31, 2009

8.	Discontinued operations and assets held for sale (continued):

In March 2008 the Company entered into an agreement to sell its Mali assets for $20 million plus a 1 % net smelter return royalty, subject to regulatory approval and financing by the purchaser.  The agreement closed in late May 2008.

A summary of discontinued operations is as follows:

	Three months ended March 31
	2009	2008

Operating costs (i)	$-	$(1,799,363)

Operating gain (loss)	-	(1,799,363)
Other income (expenses)	-	296,882
Loss from discontinued operations for the period	$-	$(1,502,481)

(i)	Operating costs included costs of sales and mining; exploration, general and administrative expenses.
Cash flow from discontinued operations:

	Three months ended March 31
	2009	2008
Cash provided by (used for):

Loss for the period	$-	$(1,502,481)
Non-cash items and changes to non-cash operating capital	-	(300,048)
Operations		(1,802,529)
Investments	-	-
Financing	-	(1,140,574)
	$-	$(2,943,103)

9.	Commitments:

As of March 31, 2009 the Company had purchase commitments for the Bisha project in the amount of approximately $18,000,000, all of which are due in 2009.  Of those orders placed, approximately $8,000,000 includes purchase obligations that are unavoidable.

In connection with the Bisha project, subsequent to March 31, 2009 the Company arranged to increase an environmental bond from $500,000 to $2,000,000. The cost of the bond is 1% per annum.
10.	Segmented information:

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  All investment revenues were earned from international sources.